                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-22339

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 24, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 26, 1997)

                 JDN REALTY CORPORATION
[JDN LOGO]       $50,000,000        % NOTES DUE AUGUST    , 2004
                $100,000,000        % NOTES DUE AUGUST    , 2007
                            ------------------------
     JDN Realty Corporation (the "Company" or "JDN") will issue its      % Notes
due August   , 2004 (the "2004 Notes") and its      % Notes due August   , 2007
(the "2007 Notes" and, together with the 2004 Notes, the "Notes") offered hereby in aggregate principal amounts of $50,000,000 and $100,000,000, respectively (the "Offering"). Interest on the Notes is payable semi-annually in arrears on
each August   and February   , commencing February   , 1998. The Notes are
redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined in "Description of the Notes -- Optional Redemption"), if any. The Notes are not subject to any mandatory sinking fund. See "Description of the Notes."

     Each series of Notes will be represented by a single fully registered global note in book-entry form, without coupons (each a "Global Note"), registered in the name of the Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of the Notes -- Book-Entry System." Settlement of the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                   PRICE TO               UNDERWRITING             PROCEEDS TO
                                                  PUBLIC (1)              DISCOUNT(2)             COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------------
Per 2004 Note............................             %                        %                        %
---------------------------------------------------------------------------------------------------------------------
Total....................................             $                        $                        $
---------------------------------------------------------------------------------------------------------------------
Per 2007 Note............................             %                        %                        %
---------------------------------------------------------------------------------------------------------------------
Total....................................             $                        $                        $
=====================================================================================================================

(1) Plus accrued interest, if any, from August   , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the Offering payable by the Company estimated at $400,000.
                            ------------------------
     The Notes are being offered by the several Underwriters, subject to prior sale, when, as and if issued by the Company, and delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form
through the facilities of DTC in New York, New York on or about August   , 1997.
                            ------------------------

MERRILL LYNCH & CO.
                              BT SECURITIES CORPORATION
                                                     SMITH BARNEY INC.
                            ------------------------

         The date of this Prospectus Supplement is             , 1997.

                                  [JDN LOGO]

                             PROPERTY LOCATION MAP

                                      MAP

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying Prospectus. Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor (JDN Enterprises, Inc.), JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.

                                  THE COMPANY

     The Company, which began operations in 1978, is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of June 30, 1997, the Company owned and operated 54 properties containing approximately 6.5 million square feet of gross leasable area ("Company GLA") located in 10 states, primarily in the Southeast. The principal tenants of the Company's properties include Wal-Mart, Lowe's, Kroger and Bruno's.

     The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company and its founders have developed or jointly developed 129 shopping center projects, 91 of which were built on assignment from Wal-Mart, and have developed, sold or leased more than 145 outparcels.

     The Company's business objective is to increase its funds from operations per share by (i) development of new shopping centers anchored by strong shopping center retailers, (ii) redevelopment and expansion of its existing properties,
(iii) effective leasing and management of its properties and ground leasing of adjacent outparcels and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise. JDN Realty Corporation operates as a REIT for federal income tax purposes.

     The eight members of the Company's senior management team average approximately 10 years with the Company and each has significant experience in the real estate industry. As of June 30, 1997, the executive officers and directors of the Company as a group beneficially owned approximately 8.6% of the Common Stock of the Company.

                                 THE PROPERTIES

     The Company owns and operates 54 neighborhood and community shopping centers with an average size of approximately 160,000 square feet of gross leasable area, including both Company GLA and gross leasable area not owned by the Company (collectively, "Total GLA"), that are generally leased to national or regional retailers that the Company considers to be leaders in their respective market sectors. These retailers typically market basic goods and other staples that generally are in demand throughout most economic cycles. The Company leases a substantial portion of Company GLA on a long-term net basis. The Company's leases with anchor tenants are typically net leases which require the lessee to be responsible for substantially all of the costs and expenses associated with the ongoing maintenance of the property. As of June 30, 1997, approximately 86.4% of the Company's Annualized Base Rent, as defined below, was derived from national or regional tenants and 61.4% of the Company's Annualized Base Rent was derived from leases expiring in more than 10 years. As of June 30, 1997, the Company GLA was 98.6% leased. The following tables set forth, as of June 30, 1997, certain information with respect to the types of tenant space leased by the Company:

                                                                                            ANNUALIZED
                                COMPANY      PERCENTAGE OF                  PERCENTAGE OF    BASE RENT
                                  GLA           COMPANY       ANNUALIZED     ANNUALIZED     PER LEASED
TYPE OF TENANT SPACE         (SQUARE FEET)        GLA        BASE RENT(1)     BASE RENT     SQUARE FOOT
--------------------         -------------   -------------   ------------   -------------   -----------
Anchor.....................    5,057,617          77.8%      $30,503,139         68.1%         $6.03
Non-Anchor.................    1,348,652          20.8        14,317,507         31.9          10.62
Unleased...................       91,926           1.4                --           --             --
                               ---------         -----       -----------        -----          -----
          Total or Weighted
            Average........    6,498,195         100.0%      $44,820,646        100.0%         $7.00
                               =========         =====       ===========        =====

                                                                                            ANNUALIZED
                                COMPANY      PERCENTAGE OF                  PERCENTAGE OF    BASE RENT
                                  GLA           COMPANY       ANNUALIZED     ANNUALIZED     PER LEASED
TYPE OF TENANT SPACE         (SQUARE FEET)        GLA        BASE RENT(1)     BASE RENT     SQUARE FOOT
--------------------         -------------   -------------   ------------   -------------   -----------
National...................    4,453,341          68.6%      $28,681,391         64.0%         $6.44
Regional...................    1,372,572          21.1        10,059,316         22.4           7.33
Local......................      580,356           8.9         6,079,939         13.6          10.48
Unleased...................       91,926           1.4                --           --             --
                               ---------         -----       -----------        -----          -----
          Total or Weighted
            Average........    6,498,195         100.0%      $44,820,646        100.0%         $7.00
                               =========         =====       ===========        =====

---------------

(1) "Annualized Base Rent" represents the monthly base rent in effect as of June 30, 1997 (as set forth in executed leases) multiplied by 12, excluding tenant recoveries for common area maintenance, property taxes, insurance and percentage rent.

                                  THE OFFERING

     All capitalized terms used herein and not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the Notes specified in the following summary, see "Description of the Notes."

Securities Offered.........  $50,000,000 aggregate principal amount of      %
                             Notes due 2004 and $100,000,000 aggregate principal
                             amount of      % Notes due 2007.

Maturity...................  The 2004 Notes will mature on August   , 2004 and
                             the 2007 Notes will mature on August   , 2007.

Interest Payment Dates.....  Interest on the Notes is payable semi-annually on
                             each August   and February   , commencing February
                               , 1998, and at maturity.

Ranking....................  The Notes will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Company, and the Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company. As of June 30, 1997, the Company's secured indebtedness aggregated approximately $85.0 million (approximately $13.7 million on a pro forma basis) and unsecured and unsubordinated indebtedness aggregated approximately $100.0 million ($171.3 million on a pro forma basis). See "Capitalization" and "Use of Proceeds."

Use of Proceeds............  Of the approximately $148.6 million of net proceeds to the Company from the Offering, approximately $72.0 million will be used to prepay a mortgage loan (the "Term Debt") made to JDN Structured Finance 1, Inc., a wholly owned subsidiary of JDN Realty Corporation, and approximately $76.6 million will be used to reduce the outstanding balance under the Company's $150 million unsecured line of credit (the "Unsecured Credit Facility").

Limitations on Incurrence
of Debt....................  The Notes contain various covenants, including the following:

                                  (1) The Company and its Subsidiaries will not
                                      incur any Debt, other than intercompany
                                      Debt, if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries is greater than 60% of (i) the Total Assets of the Company and its Subsidiaries as of the end of the most recent fiscal quarter plus (ii) the increase, if any, in the Total Assets of the Company and its Subsidiaries since the end of such quarter, including any increase in the Total Assets of the Company and its Subsidiaries resulting from the incurrence of such additional Debt minus (iii) the decrease, if any, in the Total Assets of the Company and its Subsidiaries since the end of such quarter (the Total Assets of the Company and its Subsidiaries as so adjusted is referred to as "Adjusted Total Assets"). As of June 30, 1997, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries was 41.8% of the Adjusted Total Assets of the Company and its Subsidiaries.

                                  (2) The Company and its Subsidiaries will not
                                      incur any Secured Debt, other than
                                      intercompany Debt, if, after giving effect
                                    thereto, the aggregate amount of all
                                    outstanding Secured Debt of the Company and its Subsidiaries is greater than 40% of the Adjusted Total Assets. As of June 30, 1997, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the aggregate amount of all outstanding Secured Debt of the Company and its Subsidiaries was 10.9% of the Adjusted Total Assets of the Company and its Subsidiaries.

                                  (3) The Company and its Subsidiaries will not
                                      incur any Debt, other than intercompany
                                      Debt, if Consolidated Income Available for
                                      Debt Service for the four consecutive
                                      fiscal quarters most recently ended prior to the date of the incurrence of such Debt, on a pro forma basis, would be less than 1.5 times the Annual Debt Service Charge on all Debt outstanding immediately after the incurrence of such additional Debt. As of June 30, 1997, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the Consolidated Income Available for Debt Service of the Company and its Subsidiaries for the four consecutive fiscal quarters most recently ended was 5.3 times the Annual Debt Service Charge on all Debt outstanding.

                                  (4) The Company and its Subsidiaries will
                                      maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries. As of June 30, 1997, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the Total Unencumbered Assets of the Company and its Subsidiaries equalled 283.4% of the Unsecured Debt of the Company and its Subsidiaries.

Optional Redemption........  The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of the Notes -- Optional Redemption."

                            BUSINESS AND PROPERTIES

     The Company, which began operations in 1978, is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of June 30, 1997, the Company owned and operated 54 properties containing approximately 6.5 million square feet of Company GLA located in 10 states, primarily in the Southeast. The principal tenants of the Company's properties include Wal-Mart, Lowe's, Kroger and Bruno's. As of June 30, 1997, the average age of the Company's shopping center properties was 6.1 years and the Company GLA was 98.6% leased.

     The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company and its founders have developed or jointly developed 129 shopping center projects, 91 of which were built on assignment from Wal-Mart, and have developed, sold or leased more than 145 outparcels.

     The Company's business objective is to increase its funds from operations per share by (i) development of new shopping centers anchored by strong shopping center retailers, (ii) redevelopment and expansion of its existing properties,
(iii) effective leasing and management of its properties and ground leasing of adjacent outparcels and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise. JDN Realty Corporation operates as a REIT for federal income tax purposes.

     The eight members of the Company's senior management team average approximately 10 years with the Company and each has significant experience in the real estate industry. As of June 30, 1997, the executive officers and directors of the Company as a group beneficially owned approximately 8.6% of the Common Stock of the Company.

     JDN Realty Corporation was incorporated under the laws of Maryland in December 1993. The Company's executive offices are located at 3340 Peachtree Road, NE, Suite 1530, Atlanta, Georgia 30326 and its telephone number is (404) 262-3252.

     Relationships with Shopping Center Retailers. Management believes that its relationships with national, regional and local shopping center retailers provide it with a competitive advantage relative to other shopping center developers. The Company's relationships include prominent retailers such as Wal-Mart, Lowe's, Kroger, Bruno's, Kmart, Food Lion, Winn-Dixie and Target. The Company continuously works to improve existing relationships and to develop new relationships with value-oriented retailers that enjoy a leading position in their respective market segments. The Company intends to continue to capitalize on these relationships in developing neighborhood and community shopping centers on an assignment basis. Management believes that these relationships are the product of the Company's historical track record of delivering development projects on an assignment basis that are generally on time and on budget.

     Management believes that the Company's relationships with a select group of value-oriented retailers provide the Company with a superior selection of potential anchor retailers for its shopping centers. Management believes that the selection of the initial anchor retailers for a shopping center project is among the most important factors in determining the initial success and long-term viability of a project.

     The following table sets forth, as of June 30, 1997, certain information with respect to tenants that individually account for more than 2% of the Company's Annualized Base Rent:

                                                                                            PERCENTAGE
                                   NUMBER                     COMPANY      PERCENTAGE OF        OF
                                  OF STORES   ADDITIONAL        GLA         ANNUALIZED        COMPANY
TENANT                             LEASED     STORES(1)    (SQUARE FEET)     BASE RENT          GLA
------                            ---------   ----------   -------------   -------------   -------------
Wal-Mart........................     18           10         1,842,706         20.1%           28.4%
Lowe's..........................      8            1           845,582         11.9            13.0
Kroger..........................      6            2           367,062          6.7             5.6
Bruno's.........................      7            1           365,614          4.7             5.6
Kmart...........................      4            0           389,564          3.8             6.0
Food Lion.......................      7            0           204,798          3.2             3.2
Winn-Dixie......................      4            0           160,328          2.2             2.5
                                     --           --         ---------         ----            ----
          Total.................     54           14         4,175,654         52.6%           64.3%
                                     ==           ==         =========         ====            ====

---------------

(1) Represents additional retail stores that are not owned by the Company but are part of or adjacent to the Company's shopping center properties.

     The following table represents information on lease expirations as of June 30, 1997:

                                                                          PERCENTAGE OF
                                    COMPANY GLA                              LEASED          PERCENTAGE OF
                        NUMBER     UNDER EXPIRING    ANNUALIZED BASE       COMPANY GLA      ANNUALIZED BASE
                       OF LEASES       LEASES           RENT UNDER       REPRESENTED BY     RENT REPRESENTED
LEASE EXPIRATION YEAR  EXPIRING    (SQUARE FEET)    EXPIRING LEASES(1)   EXPIRING LEASES   BY EXPIRING LEASES
---------------------  ---------   --------------   ------------------   ---------------   ------------------
1997.................      43           97,968         $   964,379              1.5%               2.1%
1998.................     128          251,653           2,452,402              3.9                5.4
1999.................     123          313,110           3,184,415              4.9                6.9
2000.................     107          340,876           3,249,432              5.3                7.0
2001.................      74          184,237           2,203,009              2.9                4.8
2002.................      45          217,034           1,625,705              3.4                3.5
2003.................       8           59,851             519,550              0.9                1.1
2004.................       7          208,704             946,725              3.3                2.1
2005.................       9           68,432             568,380              1.1                1.2
2006.................      20          276,506           1,906,305              4.3                4.1
2007.................       5           52,425             414,712              0.8                0.9
Thereafter...........      77        4,335,473          28,075,013             67.7               60.9
                          ---        ---------         -----------            -----             ------
          Total           646        6,406,269         $46,110,027            100.0%             100.0%
                          ===        =========         ===========            =====             ======

---------------

(1) Represents rates in effect at the time of lease expiration.

     Wal-Mart is the Company's largest tenant in terms of both Annualized Base Rent and Company GLA, representing approximately 20.1% of the Company's Annualized Base Rent and approximately 28.4% of Company GLA at June 30, 1997. According to Wal-Mart's filings made with the Securities and Exchange Commission (the "Commission"), Wal-Mart is the nation's largest retailer measured by total revenues, and operates approximately 2,000 discount department stores, over 400 warehouse clubs and over 300 supercenters. Of the 18 stores that Wal-Mart leases from the Company, as of June 30, 1997, 17 contained over 60,000 square feet of Company GLA and five were less than five years old.

     Lowe's is the Company's second largest tenant in terms of both Annualized Base Rent and Company GLA, representing approximately 11.9% of the Company's Annualized Base Rent and approximately 13.0% of Company GLA at June 30, 1997. According to Lowe's filings made with the Commission, Lowe's is one of the nation's largest discount general hardware and home improvement retailers based on sales volume. Of the eight stores which Lowe's leases from the Company, as of June 30, 1997, seven contained over 70,000 square feet of Company GLA and seven were less than five years old.

     Two nationally recognized statistical rating organizations ("NRSROs"), Standard and Poor's Corporation ("Standard and Poor's") and Moody's Investors Service ("Moody's") have assigned security ratings to the debt securities of Wal-Mart and Lowe's. Standard and Poor's has categorized these securities as "senior unsecured debt" and has assigned a credit rating of AA (the third highest rating) to Wal-Mart's senior unsecured debt and A (the sixth highest rating) to Lowe's senior unsecured debt (on a rating scale containing 26 ratings between AAA and D). Moody's has categorized these securities as "long-term bonds" and has assigned a credit rating of Aa2 (the third highest rating) to Wal-Mart's long-term bonds and A2 (the sixth highest rating) to Lowe's long-term bonds (on a rating scale containing 19 ratings between Aaa and C). A security rating is not a recommendation to buy, sell or hold securities of the issuer whose debt is rated. A security rating is subject to revision or withdrawal at any time by the assigning NRSRO, and each rating should be evaluated independently of any other rating.

     Consistent Operating Performance. Management believes that the successful implementation of the Company's operating strategy accounts for the Company's consistent operating performance. The Company's relationships with shopping center retailers, reputation for timely delivery of development projects, financial strength, access to capital and experienced professionals are important factors in achieving the Company's goals of increasing shareholder value and realizing growth of funds from operations per share. Management believes that the following indicators of the Company's operating performance demonstrate the success of its operating strategy:

     - The Company's operating portfolio of shopping center properties was 98.2%, 98.9% and 97.9% leased as of December 31, 1996, 1995 and 1994, respectively, and 98.6% and 99.0% leased as of June 30, 1997 and 1996, respectively.

     - Annualized Base Rent per leased square foot for the Company's properties increased from $6.45 as of December 31, 1995 to $6.87 as of December 31, 1996, an increase of 6.5%. Annualized Base Rent per leased square foot continued to increase in 1997 to $7.00 as of June 30, 1997.

     - Minimum and percentage rents have increased from $21.9 million in 1994 (on a pro forma basis adjusted for the Company's initial public offering) to $27.5 million in 1995 and $32.9 million in 1996, increases of 25.4% and 19.9%, respectively. Minimum and percentage rents also continued to increase during the first six months of 1997, increasing from $15.8 million for the six months ended June 30, 1996 to $19.2 million for the six months ended June 30, 1997, an increase of 22.0%.

     - Funds from operations ("FFO") per share increased 13.9% from the year ended December 31, 1995 to the year ended December 31, 1996 and 9.3% from the six months ended June 30, 1996 to the six months ended June 30, 1997. The Company believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash provided by operating activities, investing activities and financing activities, it provides investors with an indication of the ability of the Company to make capital expenditures and to fund other cash needs. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including the Company's ability to make cash distributions.

     Disciplined Approach to Development. The Company's primary growth strategy is to develop, on assignment, shopping centers anchored by value-oriented retailers. Since 1978, the Company and its founders have developed or jointly developed 129 shopping center projects, of which 91 have been built on assignment from Wal-Mart. The Company's primary development relationships continue to be with Wal-Mart and Lowe's, with additional significant relationships with Kroger, Target and Home Depot.

     The Company's assignment-based development strategy is designed to reduce the risks associated with development by ensuring that a significant shopping center retailer is committed before the Company spends substantial time or money on a project. Typically, the Company has signed leases or has commitments from shopping center retailers for 80% to 90% of the planned Total GLA prior to the purchase of land and the commencement of construction.

     After obtaining an assignment from a significant retailer in a particular market, the Company:

     - Performs preliminary demographic, traffic and economic studies that indicate particular locations, and estimates preliminary costs associated with those potential sites;

     - Contacts other major shopping center retailers that the Company believes would be interested in the same market to seek a development assignment;

     - Obtains an option on the proposed site;

     - Estimates costs by evaluating soil, water, sewer, environmental and traffic factors, as well as any other costs associated with the particular site;

     - Develops a site plan, taking into account the physical constraints of the property and the physical requirements of the shopping center retailers, that can be translated into economic terms to set rental rates for anchor tenants;

     - Reviews the local rental market to determine demand for and pricing of local tenant space;

     - Contacts potential outparcel users for the site to determine demand for and pricing of outparcels;

     - Performs financial analyses to confirm that the development meets internal return-on-cost criteria; and

     - After the Company obtains a signed lease or a commitment from a significant shopping center retailer, the Company purchases the land and finances and oversees construction of the shopping center.

     By adhering to a disciplined development philosophy that mitigates development risks, the Company has generally been able to deliver projects on a timely basis that meet budgeted returns. During the years ended December 31, 1996 and 1995, the Company completed development projects whose weighted average yields were 11.7%. Weighted average yields represent annualized net operating income of each project for the month ended June 30, 1997, divided by aggregate undepreciated book value of the projects as of June 30, 1997. Net operating income represents property income less property expenses, excluding interest expense, depreciation and amortization.

     Capital Structure. Management intends to finance the Company's future growth through the maintenance of a flexible capital structure that management believes will allow the Company to take advantage of development and acquisition opportunities while providing access to the public debt and equity capital markets on favorable terms. The Company intends to maintain a strong financial position by: (i) maintaining a low level of leverage (i.e., a ratio of debt to total market capitalization of 50% or less), (ii) maintaining a large pool of unencumbered properties, (iii) managing its exposure to variable interest rates,
(iv) extending and staggering its debt maturities and (v) continuing to decrease its distribution payout ratio (i.e., distributions paid in respect of a year as a percentage of FFO for such year).

     Management believes the following indicators reflect its strong financial position:

     - As of June 30, 1997, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the Company and its Subsidiaries had $485.5 million of Total Unencumbered Assets supporting Unsecured Debt of the Company and its Subsidiaries of $171.3 million. (See "Description of the Notes -- Certain Covenants" for definitions of these capitalized terms.)

     - As of June 30, 1997, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the Company and its Subsidiaries had a ratio of Debt to Adjusted Total Assets of 41.8%, a ratio of Secured Debt to Total Assets of 10.9%, a ratio of Total Unencumbered Assets to Unsecured Debt of 283.4% and Consolidated Income Available for Debt Service was 5.3 times the

       Annual Debt Service Charge (calculated based upon the last four fiscal quarters in accordance with the Indenture). (See "Description of the Notes -- Certain Covenants" for definitions of these capitalized terms.)

     - As of June 30, 1997, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the Company's debt-to-total-market-capitalization ratio was 27.7%.

     - As of June 30, 1997, the Company's weighted average debt maturity was 4.0 years and, on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the Company's weighted average debt maturity was 8.7 years.

     - The Company's payout ratio, based on FFO, has decreased from 92.2% to 84.4% for the years ended December 31, 1995 and 1996, respectively, and from 86.4% to 82.8% for the six months ended June 30, 1996 and 1997, respectively.

     Operating Portfolio. The following table sets forth certain information about the Company's properties as of June 30, 1997:

                                                                                        ANNUALIZED
                                                                                        BASE RENT
                          YEAR BUILT/                                                   PER LEASED
                           RENOVATED      TOTAL      COMPANY    PERCENT   ANNUALIZED      SQUARE
LOCATION                  OR EXPANDED      GLA         GLA      LEASED     BASE RENT       FOOT           ANCHOR STORES
--------                  -----------   ---------   ---------   -------   -----------   ----------   ------------------------
ALABAMA
  Decatur...............  1965/1996       123,031    123,031      99.5%   $   803,064     $ 6.56     Food World
  Gadsden...............     1979         131,044     85,341     100.0        318,168       3.73     Public Wholesale, Food
                                                                                                       World(1), Eckerd
  Opelika...............  1993/1995       306,225    306,225     100.0      1,822,188       5.95     Wal-Mart, Lowe's,
                                                                                                       Winn-Dixie, Goody's,
                                                                                                       Revco
                                        ---------   ---------             -----------
    Subtotal............                  560,300    514,597                2,943,420
    % of Portfolio
      Total.............                      6.5%       7.9%                     6.6%

FLORIDA
  Fort Walton Beach.....     1986         124,851     21,901     100.0        246,732      11.27     Wal-Mart(1)
  Tallahassee...........  1990/1994       265,299    109,052     100.0        737,976       6.77     Wal-Mart(1), Lowe's
                                        ---------   ---------             -----------
    Subtotal............                  390,150    130,953                  984,708
    % of Portfolio
      Total.............                      4.5%       2.0%                     2.2%
GEORGIA
  Canton................     1983         130,926     65,252      95.7        402,840       6.45     Ingles, Revco
  Canton................     1996         238,026    238,026      97.6      1,637,604       7.05     Wal-Mart
  Cartersville..........     1984         135,813    135,813      94.8        501,888       3.90     Wal-Mart, Ingles, Eckerd
  Cartersville..........     1995         375,828    375,828     100.0      2,330,040       6.20     Wal-Mart, Lowe's
  Conyers...............     1996         366,799     57,662     100.0        549,060       9.52     Wal-Mart(1), Home
                                                                                                       Depot(1), Rhodes, The
                                                                                                       Sport Shoe Expo
  Eastman...............     1990          82,904     41,603     100.0        278,700       6.70     Wal-Mart(1), Food Lion
  Fayetteville..........     1990         156,063    156,063      96.7      1,379,559       9.14     Bruno's, Cinemark
                                                                                                     Movies, Revco
  Fort Oglethorpe.......  1973/1992       176,903    176,903      97.1        764,604       4.45     Kmart, FoodMax, Revco
  Griffin...............     1986         172,545     64,771     100.0        434,520       6.71     Wal-Mart(1), Winn-Dixie
  LaFayette.............     1990          70,849     70,849      96.6        424,524       6.20     Food Lion, Goody's,
                                                                                                     Revco
  LaGrange..............     1984          62,990     62,990     100.0        233,064       3.70     Wal-Mart
 Lawrenceville -- LTC...  1989/1995       320,879    277,079      97.7      2,149,308       7.94     Wal-Mart, Kroger, Regal
                                                                                                       Cinemas
 Lawrenceville -- FFV...     1990          89,064     89,064      97.2        872,040      10.07     Winn-Dixie, Eckerd
  Lilburn...............     1990          73,950     73,950      95.8        619,884       8.75     Kroger
  Loganville............     1995          90,496     90,496      96.9        879,132      10.02     Kroger
  Madison...............     1989         106,100    106,100      93.4        477,396       4.82     Wal-Mart, Ingles, Revco
  Newnan................     1995         423,667    360,669     100.0      2,444,354       6.78     Wal-Mart, Lowe's,
                                                                                                       Uptons(1)
  Peachtree City........     1997          10,800     10,800     100.0        221,950      20.55     Pike Nurseries
  Riverdale.............     1989         134,878     22,401      89.3        276,288      13.81     Kroger(1)
  Stockbridge...........     1988         162,779    162,779      96.2        756,465       4.83     Kmart, Bruno's
  Stockbridge...........     1997          10,800     10,800     100.0        221,950      20.55     Pike Nurseries
  Union City............     1986         181,953    100,004      95.6        776,400       8.12     Wal-Mart(1), Ingles,
                                                                                                     Drug Emporium
  Warner Robins.........     1997         131,575    131,575     100.0        909,996       6.92     Lowe's
  Woodstock.............     1995         164,452    164,452     100.0      1,446,960       8.80     Wal-Mart
  Woodstock.............     1997          11,020     11,020     100.0        270,252      24.52     Pike Nurseries
                                        ---------   ---------             -----------
    Subtotal............                3,882,059   3,056,949              21,258,778
    % of Portfolio
      Total.............                     45.0%       47.0%                   47.5%
KENTUCKY
  Richmond..............     1992         229,313    158,042     100.0      1,007,748       6.38     Kmart, Lowe's(1), Food
                                                                                                       Lion
                                        ---------   ---------             -----------
    Subtotal............                  229,313    158,042                1,007,748
    % of Portfolio
      Total.............                      2.7%       2.4%                     2.2%

---------------

(1) Anchor store that is not owned by the Company.

                                                                                        ANNUALIZED
                                                                                        BASE RENT
                          YEAR BUILT/                                                   PER LEASED
                           RENOVATED      TOTAL      COMPANY    PERCENT   ANNUALIZED      SQUARE
LOCATION                  OR EXPANDED      GLA         GLA      LEASED     BASE RENT       FOOT           ANCHOR STORES
--------                  -----------   ---------   ---------   -------   -----------   ----------   ------------------------
MISSISSIPPI
  Jackson...............     1996         328,302    108,043     95.6%    $   998,280     $ 9.67     Target(1), Home De-
                                                                                                       pot(1), Office Depot,
                                                                                                       Petsmart, Drugs For
                                                                                                       Less
                                        ---------   ---------             -----------
    Subtotal............                  328,302    108,043                  998,280
    % of Portfolio
      Total.............                      3.8%       1.7%                     2.2%

NORTH CAROLINA
  Asheville.............     1996         161,970    161,970      95.6      1,483,116       9.58     Food Lion, Circuit City,
                                                                                                       Carmike Cinemas,
                                                                                                       Office Max, Michaels
  Greenville............     1996         323,822    226,822      99.4      2,454,132      10.89     Target(1), Kroger, T.J.
                                                                                                       Maxx, Circuit City,
                                                                                                       Barnes & Noble, Read-
                                                                                                       ing China
  Hendersonville........  1988/1995       168,120    133,052     100.0        720,180       5.41     Wal-Mart, Ingles
  Rockingham............     1988         168,776    168,776     100.0        938,196       5.56     Wal-Mart, Lowe's, Harris
                                                                                                       Teeter
  Wallace...............     1989         118,991    118,991     100.0        538,428       4.52     Wal-Mart, Wilson's
  Wilmington............     1991         169,432    169,432     100.0      1,096,356       6.47     Wal-Mart, Winn-Dixie
                                        ---------   ---------             -----------
    Subtotal............                1,111,111    979,043                7,230,408
    % of Portfolio
      Total.............                     12.9%      15.1%                    16.1%
OHIO
  Burlington............  1991/1995       356,179    159,359     100.0      1,035,012       6.49     Lowe's, Sam's Club(1),
                                                                                                       Wal-Mart(1)
  Steubenville..........     1996         130,497    130,497     100.0        871,236       6.68     Lowe's
                                        ---------   ---------             -----------
    Subtotal............                  486,676    289,856                1,906,248
    % of Portfolio
      Total.............                      5.6%       4.5%                     4.3%
SOUTH CAROLINA
  Charleston............     1991         188,886    188,886     100.0      1,526,808       8.08     Wal-Mart, Food Lion
  Cheraw................     1990         111,028     45,099     100.0        315,096       6.99     Wal-Mart(1), Food Lion
  Lake City.............     1991         135,962    135,962     100.0        707,952       5.21     Wal-Mart, Food Lion
  Sumter................     1987         158,293     19,143     100.0        142,020       7.42     Wal-Mart(1), Kroger(1)
                                        ---------   ---------             -----------
    Subtotal............                  594,169    389,090                2,691,876
    % of Portfolio
      Total.............                      6.9%       6.0%                     6.0%
TENNESSEE
  Chattanooga...........     1992         214,579    214,579     100.0      1,576,092       7.35     Kmart, FoodMax
  Columbia..............     1993          68,948     68,948     100.0        515,340       7.47     FoodMax
  Farragut..............     1991          71,311     71,311     100.0        517,704       7.26     BI-LO
  Franklin..............     1983         185,999     18,000     100.0        132,948       7.39     Big Lots(1)
  Goodlettsville........     1987          84,945     84,945     100.0        697,656       8.21     Kroger
  Memphis...............     1993          64,223     64,223     100.0        539,316       8.40     Kroger
  Murfreesboro..........  1972/1993       117,750    117,750      92.4        675,348       6.20     FoodMax
  Tullahoma.............     1989          70,766     70,766      97.3        429,624       6.24     BI-LO
                                        ---------   ---------             -----------
    Subtotal............                  878,521    710,522                5,084,028
    % of Portfolio
      Total.............                     10.2%      10.9%                    11.3%
VIRGINIA
  Lexington.............     1989          83,570     83,570      98.3        396,216       4.82     Wal-Mart
  South Boston..........     1989          77,530     77,530      96.4        318,936       4.27     Wal-Mart
                                        ---------   ---------             -----------
    Subtotal............                  161,100    161,100                  715,152
    % of Portfolio
      Total.............                      1.9%       2.5%                     1.6%
      Total or Weighted
        Average.........                8,621,701   6,498,195    98.6%    $44,820,646     $ 7.00
                                        =========   =========             ===========

---------------
(1) Anchor store that is not owned by the Company.

                              RECENT DEVELOPMENTS

     Development. As of June 30, 1997, the Company had the following developments under construction:

                                                                COMPANY
                                                TOTAL GLA         GLA
                                                  UNDER          UNDER                      PERCENTAGE OF
                                               CONSTRUCTION   CONSTRUCTION                    TOTAL GLA
                           ANCHOR STORES         (SQUARE        (SQUARE       ESTIMATED       LEASED OR        PROJECTED
LOCATION                 UNDER CONSTRUCTION       FEET)          FEET)       PROJECT COST   COMMITTED(1)    TENANT OPENINGS
--------               ----------------------  ------------   ------------   ------------   -------------   ---------------
Conyers, GA(2)(3)....  Petsmart, Goody's,          61,960         61,960     $  3,872,300       100.0%           3Q 97
                       Party City
Asheville, NC(4).....  Goody's                     25,000         25,000        2,095,300       100.0            3Q 97
Warner Robins,
  GA(5)..............  None                        14,400         14,400        1,251,900        83.3            3Q 97
Monaca, PA...........  Lowe's                     139,789        139,789       10,584,267        93.5         3Q 97/4Q 97
Cumming, GA(6).......  Wal-Mart, Goody's,         352,047        352,047       23,657,285        79.3         3Q 97/3Q 98
                       Office Max(7), Shoe
                       Carnival(7), Party
                       City(7)
Winston-Salem, NC....  Wal-Mart                   204,931        204,931       15,387,400       100.0            3Q 97
Greensboro, NC.......  Target(8), Kohl's,         467,096        345,096       26,461,555        89.5         4Q 97/1Q 98
                       Kroger, Home Place,
                       Babies "R" Us, Party
                       City, Petsmart, Shoe
                       Carnival
Marietta, GA.........  Lowe's                     151,047        151,047       12,434,616        88.0         4Q 97/1Q 98
Cordele, GA..........  Wal-Mart                   175,912        175,912        9,336,061        85.1            4Q 97
Gulf Breeze, FL......  Wal-Mart(8)                206,358         26,400        2,649,465        87.2            1Q 98
Lilburn, GA..........  Lowe's                     132,847        132,847       11,345,829       100.0            4Q 97
Woodstock, GA........  Lowe's                     132,847        132,847       10,744,832       100.0            4Q 97
Gallipolis, OH.......  Wal-Mart(7)                202,158        202,158       12,494,580        89.0            2Q 98
Suwanee, GA..........  Pike Nurseries              36,000         36,000        4,275,108        30.0         3Q 97/4Q 97
Brandon, FL..........  Lowe's(8), Jumbo           209,847         77,000        7,221,681        94.3            4Q 97
                       Sports(7)
Jackson, MS..........  Office Depot(7)             53,717         53,717        4,233,221        58.3            2Q 98
South Boston,
  VA(9)..............  Wal-Mart                   121,916        121,916          982,875        87.2            4Q 97
                                                ---------      ---------     ------------       -----
    Total or Weighted
      Average........                           2,687,872      2,253,067     $159,028,275        88.8%
                                                =========      =========     ============

---------------

(1) Calculated by adding the square footage of executed leases with the Company, square footage of leases that the Company expects to be leased by anchor tenants, and the square footage of retailers who will own their portion of the project, and dividing this total by Total GLA.
(2) Project is owned by a joint venture that is 60% owned by the Company and 40% owned by two unaffiliated third parties.
(3) Project contains a total of 428,759 square feet, of which 366,799 square feet are already in service.
(4) Project contains a total of 186,970 square feet, of which 161,970 square feet are already in service.
(5) Project contains a total of 145,975 square feet, of which 131,575 square feet are already in service.
(6) Project contains a total of 454,047 square feet, of which 102,000 square feet are already in service.
(7) Tenant has committed to lease but has not delivered a signed lease agreement to the Company and, therefore, there can be no assurance that a lease agreement with this tenant will be executed.
(8) Retailer will build and own its portion of the shopping center project.
(9) Represents a redevelopment project in which Wal-Mart is expanding and the Company is developing 15,600 square feet of additional shop space.

     Leasing and Management. The following information represents results of the Company's leasing and management activities:

     - On a same property basis, Annualized Base Rent per square foot increased to $6.57 as of June 30, 1997 from $6.49 as of June 30, 1996.

     - During the quarter ended June 30, 1997, the Company executed new leases (excluding renewals) for 51,065 square feet at an average rental rate of $11.04 per square foot.

     - During the quarter ended June 30, 1997, contractual rental increases averaging 3.5% went into effect under 70 tenant leases.

     - The Company's operating portfolio of shopping center projects was 98.6% leased as of June 30, 1997.

     Acquisitions. On February 26, 1997, the Company acquired a shopping center in Jackson, Mississippi containing 108,043 square feet of gross leasable area for approximately $9.1 million. On March 25, 1997, the Company acquired a shopping center in South Boston, Virginia containing 77,530 square feet of gross leasable area for approximately $3.4 million.

     Common Stock Offering. On March 11, 1997, the Company issued and sold 2.4 million shares of Common Stock at a price to the public of $29 per share. The Company used the net proceeds of approximately $65.7 million to repay amounts outstanding under its $40 million secured revolving line of credit (the "Bank Credit Facility") and to retire interim financing incurred to fund the Company's development, redevelopment and acquisition activities.

     Unsecured Line of Credit. On May 23, 1997, the Company closed on a $150 million Unsecured Credit Facility led by Wachovia Bank of Georgia, N.A. ("Wachovia"), as agent. The Unsecured Credit Facility replaced the Bank Credit Facility which was terminated and satisfied in full. The Unsecured Credit Facility bears interest at LIBOR plus 125 basis points.

     Other Developments. On May 28, 1997, the Company purchased the interest of its third-party joint venture partner in the limited liability company that owned the Asheville, North Carolina property. On June 26, 1997, the Company purchased the interest of its third-party joint venture partner in the limited liability company that owned the Loganville, Georgia property.

     In December 1996, the Company entered into a contract to purchase a shopping center in Fayetteville, North Carolina, for $12.9 million, which is to close no sooner than January 29, 1998, and no later than February 28, 1998. In connection with this acquisition agreement, the Company purchased a $10.5 million mortgage note which bears interest at 11.0%, matures in January 1998 and is secured by the Fayetteville shopping center. If the Company elects not to purchase this property, the borrower will have certain rights to extend the term of this loan for up to one additional year.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby, after deducting the underwriting discount and estimated expenses of this Offering, are expected to be approximately $148.6 million.

     The Company intends to use approximately $72.0 million of the net proceeds to repay the Term Debt (which includes approximately $244,000 of yield maintenance premium and approximately $400,000 in accrued interest), and approximately $76.6 million of the net proceeds to reduce the outstanding balance under the Unsecured Credit Facility. Bankers Trust Company, an affiliate of BT Securities Corporation, one of the Underwriters, is a lender under the Unsecured Credit Facility and will receive its proportionate share of the amounts repaid thereunder.

     The effective fixed rate of interest on the Term Debt (including amortization of loan costs) is 8.64% per annum and, as of June 30, 1997, the Term Debt required the amortization of an additional $4.1 million of principal prior to its scheduled maturity. The remaining principal amount of the Term Debt is required to be paid in a single balloon payment of $67.2 million on March 29, 2001. At June 30, 1997, the outstanding principal balance and accrued interest under the Term Debt was approximately $71.3 million.

     As of June 30, 1997, the Unsecured Credit Facility had an outstanding principal balance of $100.0 million. The Unsecured Credit Facility bears interest at LIBOR plus 125 basis points and matures in May 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1997, (i) the capitalization of the Company and (ii) the pro forma capitalization of the Company as adjusted to give effect to the Offering and the application of the net proceeds therefrom.

                                                                  JUNE 30, 1997
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Debt:
  Unsecured line of credit..................................  $100,000    $ 23,400
       % Notes due 2004.....................................        --      50,000
       % Notes due 2007.....................................        --     100,000
  Mortgage notes payable:
     Term debt..............................................    71,311          --
     Other..................................................    13,721      13,721
                                                              --------    --------
          Total debt........................................   185,032     187,121
Shareholders' equity:
  Preferred Stock, par value $0.01 per share -- authorized
     20,000,000 shares, none outstanding....................        --          --
  Common Stock, par value $0.01 per share -- authorized
     150,000,000 shares, issued and outstanding 15,461,612
     shares(1):.............................................       155         155
     Paid-in capital........................................   295,991     295,991
     Accumulated deficit....................................    (7,089)     (7,089)
                                                              --------    --------
          Total shareholders' equity........................   289,057     289,057
                                                              --------    --------
          Total capitalization..............................  $474,089    $476,178
                                                              ========    ========

---------------

(1) Excludes 1,619,813 shares of Common Stock reserved for issuance under the Company's 1993 Incentive Stock Plan and 1993 Non-Employee Director Stock Option Plan, 494,665 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan and 99,168 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan. See "Description of Capital Stock" in the accompanying Prospectus.

                            SELECTED FINANCIAL DATA

                                                                                  YEAR ENDED DECEMBER 31,
                                         SIX MONTHS ENDED     ---------------------------------------------------------------
                                             JUNE 30,                                 PRO
                                        -------------------                          FORMA
                                          1997       1996       1996       1995     1994(1)      1994       1993       1992
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Minimum and percentage rents..........  $ 19,234   $ 15,767   $ 32,933   $ 27,466   $ 21,889   $ 19,013   $  8,313   $  9,625
Recoveries from tenants...............     1,873      1,709      3,475      3,245      2,806      2,500      1,070      1,291
Management fees and other revenue.....        87        122        215        651        515        512      1,177      1,995
                                        --------   --------   --------   --------   --------   --------   --------   --------
        Total revenues................    21,194     17,598     36,623     31,362     25,210     22,025     10,560     12,911
Operating and maintenance expenses....     1,412      1,206      2,586      2,231      1,878      1,618        893        934
Real estate taxes.....................       974        966      1,817      1,970      1,504      1,321        545        793
General and administrative expenses...     1,967      1,598      3,367      2,818      2,359      2,236      1,954      2,028
Depreciation and amortization.........     4,552      3,750      7,786      6,558      5,493      4,768      1,964      2,486
                                        --------   --------   --------   --------   --------   --------   --------   --------
        Total expenses................     8,905      7,520     15,556     13,577     11,234      9,943      5,356      6,241
Income from operations................    12,289     10,078     21,067     17,785     13,976     12,082      5,204      6,670
Interest expense, net.................     2,137      2,905      5,598      6,977      6,882      6,919      6,444      7,898
Income (loss) before extraordinary
  items and cumulative effect of
  change in accounting principal......    12,229      7,773     16,697     11,268      7,024      5,093      4,216     (1,991)
Net income (loss).....................    11,828      7,773     16,682     10,737      7,024      3,001      4,398     (1,062)
PER SHARE DATA
Net income per share..................  $   0.81   $   0.73   $   1.50   $   1.22   $   0.93   $     --   $     --   $     --
Distributions per share...............  $   0.98   $   0.93   $   1.88   $   1.80   $     --   $   1.33   $     --   $     --
Weighted average number of common
  shares outstanding (in thousands)...    14,543     10,699     11,086      8,819      7,531         --         --         --
OTHER DATA
Funds from operations(2)..............  $ 17,116   $ 11,520   $ 24,683   $ 17,234   $ 12,492   $  9,836   $    855   $    836
Cash provided by (used in):
  Operating activities................  $ 17,473   $ 13,994   $ 26,070   $ 18,052   $ 11,636   $  9,705   $   (747)  $   (537)
  Investing activities................  $(73,417)  $(40,941)  $(83,983)  $(61,118)  $156,620   $156,620   $ 17,961   $ 18,776
  Financing activities................  $ 69,169   $ 28,808   $ 57,513   $ 45,738   $147,267   $147,267   $(17,830)  $(17,860)
Ratio of Earnings to Fixed Charges....      3.55       2.74       2.94       1.90       1.94       1.64         (3)        (3)

                                                         JUNE 30,                            DECEMBER 31,
                                                    -------------------   --------------------------------------------------
                                                      1997       1996       1996       1995       1994      1993      1992
SUPPLEMENTAL DATA                                   --------   --------   --------   --------   --------   -------   -------
Shopping center properties........................        54         43         48         42         38        25        25
Gross leasable area (square feet in thousands)....     6,498      5,315      6,135      4,953      3,971     2,240     2,037
Percent of gross leasable area leased.............      98.6%      99.0%      98.2%      98.9%      97.9%     96.9%     93.2%

BALANCE SHEET DATA
Shopping center properties before accumulated
  depreciation....................................  $420,697   $289,747   $332,669   $276,818   $229,522   $71,818   $85,937
Shopping center properties, net...................   387,862    265,735    304,696    256,506    215,687    62,470    77,510
Total assets......................................   477,744    332,464    371,986    295,868    237,008    67,393    83,274
Unsecured debt....................................   100,000         --         --         --         --        --        --
Total debt........................................   185,032    144,858    141,882    128,839    113,332    68,586    85,079
Total liabilities.................................   188,687    153,283    145,447    135,882    118,837    72,371    90,533
Shareholders' equity (owners' deficit)............   289,057    179,181    226,539    159,986    118,171    (4,978)   (7,259)

---------------

(1) Pro forma information represents the results of operations as if the Company's initial public offering and related transactions had been completed on January 1, 1994.

(2) The Company believes that funds from operations ("FFO") is helpful to investors as a measure of the performance of an equity REIT because, along with cash provided by operating activities, investing activities and financing activities, it provides investors with an indication of the ability of the Company to make capital expenditures and to fund other cash needs. FFO is defined by NAREIT to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including the Company's ability to make cash distributions.

(3) Prior to the completion of the Company's initial public offering, the Company and its predecessor businesses were privately held and operated in a manner to minimize net taxable income and to fund any operating cash flow deficits through the sale of shopping center properties. As a result, although the Company historically generated positive cash flow, it had net losses for the years ended December 31, 1993 and 1992. Consequently, the computation of the ratio of earnings to fixed charges for such years indicates that the earnings were inadequate to cover fixed charges by approximately $1.2 million and $1.8 million for the years ended December 31, 1993 and 1992.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THE COMPANY

     The Company is a real estate development company which specializes in the development and asset management of retail shopping centers which are located primarily in the Southeast and are anchored by value-oriented retailers. As of June 30, 1997, the Company owned and operated a total of 54 shopping center properties and had 17 projects under construction. JDN Realty Corporation operates as a real estate investment trust ("REIT") for federal income tax purposes.

     JDN Realty Corporation owns an interest in JDN Development Company, Inc. ("Development Company"), which is structured such that JDN Realty Corporation owns 99% of the economic interest while J. Donald Nichols, JDN Realty Corporation's Chairman and Chief Executive Officer, owns the remaining 1% and controls Development Company's operations and activities through his voting common stock ownership. Current tax laws restrict the ability of REITs to engage in certain activities, such as the sale of certain properties and third-party fee development; because it is not a REIT, Development Company may engage in real estate development activities such as the sale of all or a portion of a development project. As of June 30, 1997, the Company had invested $6.7 million in Development Company in the form of equity capital, $32.1 million in the form of secured notes receivable and $14.1 million in the form of unsecured advances.

RESULTS OF OPERATIONS

  Comparison of the Three Months Ended June 30, 1997 to the Three Months Ended June 30, 1996

     Minimum and percentage rents increased $1.9 million or 24.0% to $9.9 million for the three months ended June 30, 1997 from $8.0 million for the same period in 1996. Of this increase, $1.1 million relates to newly developed and redeveloped properties. The Company acquired properties in Decatur, Alabama in December 1996, Jackson, Mississippi in February 1997, and South Boston, Virginia in March 1997. In addition, the Company acquired unaffiliated third parties' interests in the limited liability companies which owned the Asheville, North Carolina and Loganville, Georgia properties in May 1997 and June 1997, respectively, and changed its accounting for these two properties from the equity method to the consolidated method. Minimum and percentage rents increased $669,000 due to the operations of the five properties noted above (collectively, the "Acquisition Properties"). The remaining increase relates to higher rental revenues at existing properties.

     Recoveries from tenants increased $110,000 or 12.7% to $978,000 for the three months ended June 30, 1997 from $868,000 for the same period in 1996. Of this increase, $54,000 relates to newly developed and redeveloped properties and $112,000 relates to the Acquisition Properties. These increases are offset by a $56,000 reduction due to a decrease in recoverable expenses at existing properties.

     Other revenue decreased $19,000 or 25.3% to $56,000 for the three months ended June 30, 1997 from $75,000 for the same period in 1996. This decrease is the result of a reduction in revenues associated with managing and leasing fewer properties for third-party owners.

     Operating and maintenance expenses increased $135,000 or 22.5% to $734,000 for the three months ended June 30, 1997 from $599,000 for the same period in 1996. Of this increase, $47,000 relates to newly developed and redeveloped properties and $68,000 relates to the Acquisition Properties. The remaining increase relates to increased expenses at the existing properties.

     Real estate taxes decreased $13,000 or 2.6% to $489,000 for the three months ended June 30, 1997 from $502,000 for the same period in 1996. This decrease relates to the separate tax platting of an anchor tenant tract at an existing property, offset by an increase of $17,000 at newly developed and redeveloped properties and an increase of $43,000 at the Acquisition Properties.

     General and administrative expenses increased $154,000 or 17.9% to $1.0 million for the three months ended June 30, 1997 from $861,000 for the same period in 1996. This increase primarily reflects the cost of additional employees and other expenses associated with the increase in the number of properties owned and operated by the Company.

     Depreciation and amortization expense increased $439,000 or 23.2% to $2.3 million for the three months ended June 30, 1997 from $1.9 million for the same period in 1996. Of this increase, $239,000 relates to newly developed and redeveloped properties and $154,000 relates to the Acquisition Properties. The remaining increase relates primarily to amortization of tenant improvements, tenant allowances and leasing commissions for new tenants and to amortization of leasehold improvements and depreciation of furniture and fixtures at the Company's corporate offices.

     Interest expense decreased $660,000 or 48.8% to $692,000 for the three months ended June 30, 1997 from $1.4 million for the same period in 1996. This decrease is due primarily to a decrease in average debt balances resulting from equity offerings in 1996 and 1997.

     Other income increased $257,000 to $272,000 for the three months ended June 30, 1997 from $15,000 for the same period in 1996. This increase is due primarily to interest income earned on a $10.5 million mortgage note receivable purchased in December 1996.

     Equity in net income of unconsolidated entities represents the Company's share of the net income of Development Company and the operations of the limited liability companies that owned the Asheville, North Carolina and Loganville, Georgia projects prior to the Company's purchase of the third parties' interests in these two joint ventures. Equity in net income of unconsolidated entities increased $363,000 or 83.1% to $800,000 for the three months ended June 30, 1997 from $437,000 for the same period in 1996. This increase is due primarily to the operations of the properties in Asheville, North Carolina and Loganville, Georgia, and to the operations of the following properties operated by Development Company: Canton, Georgia; Conyers, Georgia; Warner Robins, Georgia; and Steubenville, Ohio. In addition, Development Company recorded gains due to increased land sales activity.

     Extraordinary items for the three months ended June 30, 1997 represent charges to earnings of unamortized deferred financing costs of $401,000 associated with the termination of the Bank Credit Facility. There were no extraordinary items for the three months ended June 30, 1996.

  Comparison of the Six Months Ended June 30, 1997 to the Six Months Ended June 30, 1996

     Minimum and percentage rents increased $3.4 million or 22.0% to $19.2 million for the six months ended June 30, 1997 from $15.8 million for the same period in 1996. Of this increase, $2.3 million relates to newly developed and redeveloped properties and $1.0 million relates to the Acquisition Properties. The remaining increase is the result of increased rentals and increased occupancy at the existing properties.

     Recoveries from tenants increased $164,000 or 9.6% to $1.9 million for the six months ended June 30, 1997 from $1.7 million for the same period in 1996. Of this increase, $111,000 relates to newly developed and redeveloped properties and $138,000 relates to the Acquisition Properties. These increases are offset by an $85,000 reduction due to a decrease in recoverable expenses at the existing properties.

     Other revenue decreased $35,000 or 28.7% to $87,000 for the six months ended June 30, 1997 from $122,000 for the same period in 1996. This decrease is the result of a reduction in revenues associated with managing and leasing fewer properties for third-party owners.

     Operating and maintenance expenses increased $206,000 or 17.1% to $1.4 million for the six months ended June 30, 1997 from $1.2 million for the same period in 1996. Of this increase, $100,000 relates to the operations of newly developed and redeveloped properties and $96,000 relates to the Acquisition Properties. The remaining increase relates to increased expenses at the existing properties.

     Real estate taxes increased $8,000 or 0.8% to $974,000 for the six months ended June 30, 1997 from $966,000 for the same period in 1996. Of this increase, $34,000 relates to newly developed and redeveloped properties and $65,000 relates to the Acquisition Properties. These increases are offset by a decrease in property taxes at the existing properties due primarily to the separate tax platting of an anchor tenant tract.

     General and administrative expenses increased $369,000 or 23.1% to $2.0 million for the six months ended June 30, 1997 from $1.6 million for the same period in 1996. This increase primarily reflects the cost of additional employees and other expenses associated with the increase in the number of properties owned and operated by the Company.

     Depreciation and amortization expense increased $802,000 or 21.4% to $4.6 million for the six months ended June 30, 1997 from $3.8 million for the same period in 1996. Of this increase, $492,000 relates to newly developed and redeveloped properties and $220,000 relates to the Acquisition Properties. The remaining increase relates primarily to amortization of tenant improvements, tenant allowances and leasing commissions for new tenants and to amortization of leasehold improvements and depreciation of furniture and fixtures at the Company's corporate offices.

     Interest expense decreased $768,000 or 26.4% to $2.1 million for the six months ended June 30, 1997 from $2.9 million for the same period in 1996. This decrease is primarily attributable to the repayment of interim financing with the proceeds from equity offerings in 1996 and 1997.

     Other income increased $513,000 to $556,000 for the six months ended June 30, 1997 from $43,000 for the same period in 1996. This increase is due primarily to interest income earned on a $10.5 million mortgage note receivable purchased in December 1996.

     Equity in net income of unconsolidated entities increased $964,000 to $1.5 million for the six months ended June 30, 1997 from $557,000 for the same period in 1996. This increase is due primarily to the operations of properties in Asheville, North Carolina; Loganville, Georgia; Canton, Georgia; Conyers, Georgia; Warner Robins, Georgia; and Steubenville, Ohio and to increased land sales activity by Development Company.

     Extraordinary items for the six months ended June 30, 1997 represent charges to earnings of unamortized deferred financing costs of $401,000 associated with the termination of the Bank Credit Facility. There were no extraordinary items for the six months ended June 30, 1996.

  Funds From Operations

     The Company believes that funds from operations ("FFO") is helpful to investors as a measure of the performance of an equity REIT because, along with cash provided by operating activities, investing activities and financing activities, it provides investors with an indication of the ability of the Company to make capital expenditures and to fund other cash needs. FFO is defined by NAREIT to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including the Company's ability to make cash distributions. The Company has presented below the calculation of FFO for the periods indicated:

                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Net income..................................................   $6,325     $4,155
Depreciation of real estate assets..........................    2,175      1,774
Amortization of tenant allowances and tenant improvements...       36         30
Amortization of deferred leasing commissions................       72         61
Extraordinary items.........................................      401         --
Depreciation of real estate assets held in unconsolidated
  entities..................................................      232         16
                                                               ------     ------
FFO.........................................................   $9,241     $6,036
                                                               ======     ======

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Net income..................................................  $11,828   $ 7,773
Depreciation of real estate assets..........................    4,257     3,521
Amortization of tenant allowances and tenant improvements...       68        59
Amortization of deferred leasing commissions................      136       120
Net loss on real estate sales...............................       --        15
Extraordinary items.........................................      401        --
Depreciation of real estate assets held in unconsolidated
  entities..................................................      426        32
                                                              -------   -------
FFO.........................................................  $17,116   $11,520
                                                              =======   =======

  Leasing

     The Company's properties were 98.6% leased as of June 30, 1997.

FORWARD-LOOKING STATEMENTS

     Management has included herein certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities and Exchange Act of 1934, as amended. When used, statements which are not historical in nature including the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions are intended to identify forward-looking statements. Such statements are, by their nature, subject to certain risks and uncertainties. Among the factors that could cause actual results to differ materially from those projected are the following: business conditions and the general economy, especially as they affect interest rates; business conditions, especially as they affect value-oriented retailers; the federal, state and local regulatory environment; availability of debt and equity capital with favorable terms and conditions; availability of new development and acquisition opportunities; changes in the financial condition or corporate strategy of the Company's primary retail tenants and in particular Wal-Mart's and Lowe's ability to complete and lease existing development and redevelopment projects on schedule and within budget; and inability of the Company to maintain its qualification as a REIT. Other risks, uncertainties and factors that could cause actual results to differ materially than those projected are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including its Form 8-K dated March 25, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds are cash generated from operating activities and proceeds from lines of credit and equity offerings. The Company's primary uses of funds are development, redevelopment and acquisition of shopping center properties, distributions to shareholders, scheduled debt amortization, and capital improvements to its existing shopping center properties. The Company generally uses cash provided by operations to fund its distributions to shareholders, capital improvements to existing properties and scheduled amortization of its indebtedness. The Company uses proceeds from its lines of credit to finance its development, redevelopment and acquisition activities. The Company uses proceeds from equity offerings to repay construction loans, amounts outstanding under lines of credit and to fund its ongoing development, redevelopment and acquisition activities.

     In March 1997, the Company completed a public offering of 2,400,000 shares of common stock which netted proceeds of approximately $65.7 million to the Company. The Company used the proceeds from this offering to repay construction loans and amounts outstanding under the Bank Credit Facility. This offering has allowed the Company to maintain its debt to total market capitalization ratio at relatively low levels while continuing to grow its development and acquisition activities. As a result, the Company's debt to total market capitalization ratio decreased from 28.2% as of December 31, 1996 to 27.7% as of June 30, 1997. Management believes that this lower leverage enables the Company to borrow more competitively and increases its flexibility in the financing of its development, redevelopment and acquisition activities with debt and equity securities.

     On May 23, 1997, the Company closed on the Unsecured Credit Facility. The initial interest rate on the Unsecured Credit Facility was LIBOR plus 140 basis points; on July 21, 1997, the rate decreased to LIBOR plus 125 basis points. The Unsecured Credit Facility matures in May 2000. The Company may borrow amounts under the Unsecured Credit Facility up to an amount equal to 60% of the value of all Eligible Unencumbered Stabilized Properties, as defined in the Credit Agreement executed in connection with the Unsecured Credit Facility, plus 50% of the cost of all Construction in Progress, as defined in the Credit Agreement executed in connection with the Unsecured Credit Facility. The Unsecured Credit Facility contains other covenants customary for credit facilities of this type, including limitations on secured debt, maintenance of minimum interest coverage ratios and maintenance of minimum ratios of unencumbered assets to unsecured debt. As of June 30, 1997, the Company had $46.7 million available under the Unsecured Credit Facility. The Unsecured Credit Facility replaced the Bank Credit Facility, which was terminated and satisfied in full. The replacement of the Bank Credit Facility with the Unsecured Credit Facility had the effect of reducing the interest rate from the rate for the 30-day Eurodollar plus 1.50% to LIBOR plus 1.40%, increasing the Company's potential borrowing capacity from $40 million to $150 million and converting the Company's borrowings under the line from secured to unsecured. Management believes that these changes will assist the Company in implementing its development, redevelopment and acquisition strategies by providing more flexibility in its borrowings and allowing the Company to borrow less expensively, thereby reducing overall development costs and increasing returns from its development and acquisition projects.

     The Company's total indebtedness, as of June 30, 1997, consisted of the following:

                                                                                 PERCENT
                                           PRINCIPAL   INTEREST    MATURITY      OF TOTAL
                                            BALANCE      RATE        DATE      INDEBTEDNESS
                                           ---------   --------    ---------   ------------
                                              (IN
                                           THOUSANDS)
Fixed Rate
  Term Debt..............................  $ 71,331      8.64%(1)  29-Mar-01       38.5%
  Mortgage note payable -- Richmond,
     Kentucky............................     6,493      7.38      01-Dec-03        3.5
  Mortgage note payable -- Jackson,
     Mississippi.........................     7,228      9.25      01-Mar-17        3.9
                                           --------      ----                     -----
                                             85,032      8.60                      45.9
Floating Rate
  Unsecured Credit Facility..............   100,000      7.54(2)   22-May-00       54.1
                                           --------      ----                     -----
                                            100,000      7.54                      54.1
                                           --------      ----                     -----
          Total or Weighted Average......  $185,032      8.03%                    100.0%
                                           ========                               =====

WEIGHTED AVERAGE INTEREST RATES

                                                                  WEIGHTED           WEIGHTED
                                                  PRINCIPAL       AVERAGE            AVERAGE
                                                   BALANCE    INTEREST RATE(3)   INTEREST RATE(4)
                                                  ---------   ----------------   ----------------
Fixed Rate Debt.................................  $ 85,032          8.60%              7.01%
Hedged Floating Rate Debt.......................    50,000          8.12               7.38
Floating Rate Debt..............................    50,000          7.54               7.59
                                                  --------         -----              -----
          Total or Weighted Average.............  $185,032          8.18%              7.32%
                                                  ========

---------------

(1) Represents stated rate plus amortization of deferred loan costs.
(2) Stated rate of LIBOR plus 1.40% plus amortization of deferred loan costs.
(3) Interest when the amortization of deferred loan costs is included.
(4) Interest when the amortization of deferred loan costs is not included.

     During 1996, the Company and Morgan Guaranty Trust Company of New York ("Morgan") entered into a swap transaction as a hedge against increasing rates on its floating rate debt. Under the initial terms of the agreement, the Company paid a fixed rate of 6.44% and received a variable rate equal to the rate for the one-month LIBOR rate based on the notional amount in the contract. As of December 31, 1996, the notional amount was $70 million; on January 1, 1997, the notional amount increased to $80 million. On February 12, 1997, the Company amended the terms of the swap transaction by reducing the notional amount to $50 million, increasing the fixed rate the Company pays to 6.48% and extending the maturity date to January 1, 2001.

     As of June 30, 1997, the Company had development activities underway totaling approximately 2.3 million square feet of gross leasable area which the Company expects to own. Management expects completion of these projects to have a positive effect on cash generated by operating activities. Additional funding required for these projects is estimated to be $61.1 million. Management expects to fund the remaining costs of these projects and the cost of any future projects undertaken by the Company with additional advances on its Unsecured Credit Facility and with proceeds from public or private placements of debt or equity. However, there can be no assurance that these sources will be available, and the inability to obtain those sources of capital could have an adverse effect on the Company's ability to fund its development, redevelopment, and acquisition activities.

     In order for JDN Realty Corporation to continue to qualify as a REIT, it must annually distribute to shareholders at least 95% of its taxable income. Management believes that JDN Realty Corporation will meet this requirement in 1997 with cash generated by operating activities. In addition, management believes that cash generated by operating activities will be adequate to fund improvements to the Company's shopping center properties, leasing costs and scheduled debt amortization in 1997.

     In order to meet the Company's long term liquidity requirements, management anticipates that the Company's cash from operating activities will continue to increase as a result of new developments, redevelopments, acquisitions and improved operations at existing centers. These activities should enable the Company to make its distribution payments to shareholders, maintain and improve its properties, make scheduled debt payments and obtain debt or equity financing for its development, redevelopment and acquisition projects. All but $7.3 million of the Company's debt requires balloon payments in the future. The Unsecured Credit Facility matures in 2000; the Term Debt matures in 2001 and a note payable of $6.5 million matures in 2003. Management intends to use the net proceeds of the Offering to repay the Term Debt and to reduce the outstanding balance under the Unsecured Credit Facility. Management intends to refinance or repay the Unsecured Credit Facility and the note payable with proceeds from other sources of capital at or prior to their respective maturities. Management will evaluate various alternatives and select the best options based on market conditions at the time. Management expects to seek additional equity financing when market conditions are favorable in order to maintain its debt-to-total-market-capitalization ratio within acceptable limits. There can be no assurance that debt or equity markets will be favorable in the future, and unfavorable markets could limit the Company's ability to grow its business or repay or refinance maturing debt.

INFLATION

     The Company's leases generally contain provisions designed to mitigate the adverse impact of inflation on net income. These provisions include clauses enabling the Company to pass through to tenants certain operating costs, including real estate taxes, common area maintenance, utilities and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. Certain of the Company's leases contain clauses enabling the Company to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and, in certain cases, escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increased rents upon re-leasing at higher market rates.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of JDN Realty Corporation are:

NAME                                                   AGE       POSITIONS WITH THE COMPANY
----                                                   ---       --------------------------
J. Donald Nichols (1)................................  56    Chairman and Chief Executive
                                                             Officer
Elizabeth L. Nichols.................................  43    President and Director
William J. Kerley....................................  41    Chief Financial Officer,
                                                             Secretary, Treasurer
Jeb L. Hughes........................................  45    Vice President, Development of JDN
                                                               Development Company, Inc.
Leilani L. Jones.....................................  36    Vice President and Director of
                                                               Property Management
David L. Henzlik.....................................  35    Vice President, Leasing
C. Sheldon Whittelsey IV.............................  35    Vice President, Development
John D. Harris, Jr...................................  37    Controller, Assistant Secretary
William B. Greene(2)(3)..............................  60    Director
Haywood D. Cochrane, Jr.(1)(2).......................  48    Director
Craig Macnab(1)(3)...................................  41    Director
Robert P. Corker, Jr.................................  44    Director

---------------

(1) Member of Executive Committee.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.

     The following is a biographical summary of the experience of the executive officers and directors of the Company:

          J. Donald Nichols. Mr. Nichols has served as Chairman and Chief Executive Officer of JDN Realty Corporation since December 1993. In 1978, Mr. Nichols formed JDN Enterprises, Inc., the Company's predecessor ("Enterprises"), for the purpose of developing shopping centers anchored primarily by Wal-Mart. He served as President of Enterprises from its inception until 1989, at which time Mr. Nichols became Chairman of Enterprises. Mr. Nichols served as Chairman of Enterprises until he assumed his current position with the Company. He is a member of the International Council of Shopping Centers ("ICSC").

          Elizabeth L. Nichols. Ms. Nichols has served as President of JDN Realty Corporation since December 1993. Ms. Nichols joined Enterprises in 1980, where she arranged permanent and construction financing, performed market due diligence and site acquisition and negotiated leases. Ms. Nichols organized the formation of Enterprises' in-house property management and leasing departments in 1984. Ms. Nichols was Vice President of Finance for Enterprises from 1982 until 1989, when she became President. Ms. Nichols served as President of Enterprises until she assumed her current position with the Company. She is a member of ICSC.

          William J. Kerley. Mr. Kerley has served as Chief Financial Officer of JDN Realty Corporation since December 1993. Mr. Kerley served as Chief Financial Officer of Enterprises from August 1993 to December 1993. From 1989 to 1993, Mr. Kerley was a consultant to Enterprises and other real estate and operating companies in the southeastern United States. He is a member of Financial Executives Institute and ICSC.

          Jeb L. Hughes. Mr. Hughes has served as Vice President, Development of JDN Development Company, Inc. since May 1996. Mr. Hughes joined Enterprises in 1989 and managed the development and construction of shopping centers for Enterprises until it was merged into the Company in December 1993. Mr. Hughes was self-employed and acted as a consultant to Development Company from January 1994 to May 1996. He is a member of ICSC.

          Leilani L. Jones. Ms. Jones has served as Vice President and Director of Property Management of JDN Realty Corporation since December 1993. Ms. Jones joined Enterprises in 1985 and served as Vice President and Director of Property Management from 1990 until December 1993. She is a member of the Institute of Real Estate Management and ICSC. Ms. Jones is a Certified Property Manager and a Certified Commercial Investment Manager.

          David L. Henzlik. Mr. Henzlik joined Enterprises in 1989 as a leasing agent and has served as Vice President, Leasing of JDN Realty Corporation since March 1995. He is a member of the National Association of Industrial and Office Properties and ICSC, where he serves as the Co-Chairman for the Georgia Breakfast Series.

          C. Sheldon Whittelsey, IV. Mr. Whittelsey has served as Vice President, Development of JDN Realty Corporation since December 1993. Mr. Whittelsey joined Enterprises in 1986, where he was involved in site acquisition, development and outparcel sales. He is a member of ICSC.

          John D. Harris, Jr. Mr. Harris joined the Company as Controller in July 1994. From 1984 to July 1994, Mr. Harris was employed by the Atlanta, Georgia, office of Ernst & Young, most recently holding the position of Senior Manager, where he specialized in serving real estate and entrepreneurial companies. Mr. Harris is a certified public accountant. He is a member of the American Institute of Certified Public Accountants, Georgia Society of CPAs, Financial Executives Institute and ICSC, and he serves on the Accounting Committee of NAREIT.

          William B. Greene. Mr. Greene has been a director of JDN Realty Corporation since December 1993. Mr. Greene was a founder of and, since 1975, has served as Chairman of the Board of Bank of Tennessee, where he has also served as President and Chief Executive Officer. Mr. Greene serves as President and Chief Executive Officer of Greene Investment Corporation, a real estate and investment firm located in Kingsport, Tennessee. Mr. Greene has approximately 30 years experience in commercial banking. He served as Chairman of the Board, and for 18 years as President and Chief Executive Officer, of Carter County Bank in Elizabethton, Tennessee. In 1968, Mr. Greene founded and served as President of United Tennessee Bancshares Corporation, the first state-wide banking organization in Tennessee.

          Haywood D. Cochrane, Jr. Mr. Cochrane has been a director of the Company since December 1993. Since February 1997, Mr. Cochrane has served as President and Chief Executive Officer of Meridian Occupational Healthcare Associates, Inc., a company providing a broad range of specialized medical services primarily to large employers throughout the United States. From April 1995 to October 1996, Mr. Cochrane served as Chief Financial Officer of Laboratory Corp. of America Holdings, Inc., Burlington, North Carolina, a clinical laboratory business. From June 1994 to April 1995, Mr. Cochrane was with National Health Laboratories, Inc. Mr. Cochrane served as President, Chief Executive Officer and a director of Allied Clinical Laboratories, Inc., Nashville, Tennessee, a publicly held clinical laboratory company, from June 1989 until June 1994. From April 1977 until June 1989, Mr. Cochrane was with Roche Biomedical Laboratories, Inc., Burlington, North Carolina, a privately owned national clinical laboratory company, with whom Mr. Cochrane held various positions including Chief Operating Officer and Senior Vice President.

          Craig Macnab. Mr. Macnab has been a director of the Company since December 1993. Since January 1997, Mr. Macnab has served as President of Tandem Capital, a division of Sirrom Capital. From July 1993 to December 1996, Mr. Macnab was a General Partner of MacNiel Advisors, the general partner of two hedge funds located in Nashville, Tennessee. From 1987 until June 1993, Mr. Macnab was a partner of J.C. Bradford & Co., Nashville, Tennessee, and a principal of Bradford Capital Partners, L.P., a fund that invests in equity securities issued by privately held companies.

          Robert P. Corker, Jr. Mr. Corker has been a director of the Company since September 1996. Since 1982, Mr. Corker has been the Chief Executive Officer of the Corker Group. Mr. Corker served as Commissioner of Finance and Administration for the State of Tennessee from December 1994 to July 1996.

     J. Donald Nichols and Elizabeth L. Nichols are husband and wife. No other family relationship exists among JDN Realty Corporation's officers and directors.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus. Unless otherwise expressly stated or the context otherwise requires, all references to the "Company" appearing under this section captioned "Description of the Notes" and under the section captioned "Description of Debt Securities" in the accompanying Prospectus shall mean JDN Realty Corporation.

GENERAL

     The 2004 Notes and the 2007 Notes constitute separate series of securities (which are more fully described in the accompanying Prospectus), each to be issued pursuant to an indenture dated as of July 15, 1997, and a First Supplement to Indenture dated as of July 31, 1997 (collectively, the "Indenture"), between the Company and First Union National Bank, as trustee (the "Trustee"), and will be limited to aggregate principal amounts of $50,000,000 and $100,000,000, respectively. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture.

     The Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company. As of June 30, 1997, such secured indebtedness aggregated approximately $85.0 million (approximately $13.7 million on a pro forma basis) and the Company's unsecured and unsubordinated indebtedness aggregated approximately $100.0 million ($171.3 million on a pro forma basis). See "Capitalization."

     The 2004 Notes will mature on August   , 2004 and the 2007 Notes will
mature on August   , 2007 (each a "Maturity Date"). The Notes are not subject to any mandatory sinking fund provisions. The Notes are redeemable at any time at the option of the Company, in whole or in part. See "Optional Redemption." The Notes will be issued only in fully registered, book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Book-Entry System."

     Except as described under "Certain Covenants" and "Merger, Consolidation or Sale" below, the Indenture does not contain any other provisions that would limit the ability of the Company to incur additional secured and unsecured indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company, the management of the Company, or any affiliate of either the Company or its management, (ii) a change of control of the Company or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale" below, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes. The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.

PRINCIPAL AND INTEREST

     The 2004 Notes will bear interest at      % per annum and the 2007 Notes
will bear interest at      % per annum, each from August   , 1997 or from the
immediately preceding Interest Payment Date (as defined
below) to which interest has been paid, payable semi-annually in arrears on each
August   and February   , commencing February   , 1998 (each, an "Interest
Payment Date"), and on the applicable Maturity Date, to the persons in whose names the applicable Notes are registered (the "Holders") in the security register applicable to the Notes at the close of business on the date 15 calendar days prior to such payment day regardless of whether such day is a Business Day, as defined below (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     The principal of each Note payable on the applicable Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially at 999 Peachtree Street, Suite 1100, Atlanta, Georgia 30309-9094, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in the City of New York are open for business.

CERTAIN COVENANTS

     For so long as any of the Notes are outstanding, the Company will comply with the following covenants:

     Limitation on Incurrence of Total Debt. The Company will not, and will not permit a Subsidiary (as defined below) to, incur any Debt (as defined below), other than intercompany Debt (representing Debt to which the only parties are the Company and any of its Subsidiaries, but only so long as such Debt is held solely by the Company and any Subsidiary) if, after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries determined in accordance with GAAP is greater than 60% of (i) Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the fiscal quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt plus (ii) the increase, if any, in Total Assets of the Company and its Subsidiaries from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt minus (iii) the decrease, if any, in Total Assets of the Company and its Subsidiaries from the end of such quarter (the Total Assets of the Company and its Subsidiaries as so adjusted is referred to as the "Adjusted Total Assets").

     Limitation on Incurrence of Secured Debt. In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt of the Company or any Subsidiary, other than intercompany Debt, if, after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries is greater than 40% of the Adjusted Total Assets of the Company and its Subsidiaries.

     Debt Service Coverage. In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt, other than intercompany Debt, if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service Charge (in each case as defined below) for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period,
(ii) the repayment or retirement of any other Debt by the Company or its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period),
(iii) in the case of Acquired Debt or Debt in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition being included in the pro forma calculation and (iv) in the case of any increase or decrease in Total Assets of the Company and its Subsidiaries, or any other acquisition or disposition by the Company or any Subsidiary of any asset or group of assets, since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such increase, decrease or other acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments to revenues, expenses and Debt levels with respect to such increase, decrease or other acquisition or disposition being included in such pro forma calculation.

     Maintenance of Total Unencumbered Assets. The Company and its Subsidiaries are required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries.

     As used herein:

          "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

          "Annual Debt Service Charge" as of any date means the amount which is expensed in any 12-month period for interest on Debt of the Company and its Subsidiaries in accordance with GAAP.

          "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income plus amounts which have been deducted in determining Consolidated Net Income during such period for (i) Consolidated Interest Expense, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization (other than amortization of debt discount) and depreciation, (iv) provisions for losses from sales or joint ventures, (v) increases in deferred taxes and other non-cash items, (vi) charges resulting from a change in accounting principles, and
     (vii) charges for early extinguishment of debt, and less amounts which have been added in determining Consolidated Net Income during such period for
     (a) provisions for gains from sales or joint ventures, and (b) decreases in deferred taxes and other non-cash items.

          "Consolidated Interest Expense" means, for any period, and without duplication, all interest (including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment-in-kind, zero coupon and other like securities) of the Company and its Subsidiaries, but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in connection with the issuance of Debt, all determined in accordance with GAAP.

          "Consolidated Net Income" for any period means the amount of net income (or loss) of the Company and its Subsidiaries for such period determined in accordance with GAAP after eliminating intercompany accounts and transactions.

          "Debt" of the Company or any of its Subsidiaries means any indebtedness of the Company or any of its Subsidiaries, whether or not contingent, and without duplication, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any of its Subsidiaries, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company or any of its Subsidiaries as lessee which is reflected in the balance sheet of the Company or any of its Subsidiaries as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the balance sheet of the Company or any of its Subsidiaries in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any of its Subsidiaries whenever the Company or any of its Subsidiaries shall create, assume, guarantee or otherwise become liable in respect thereof).

          "Secured Debt" means Debt secured by any mortgage, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets, other than those relating to intercompany Debt. For purposes hereof, such Debt shall become Secured Debt at the time it first becomes secured by execution of any of the documents, instruments or agreements described in the immediately preceding sentence.

          "Senior Executive Group" shall mean, collectively, those individuals holding the offices of Chairman, President, Chief Executive Officer, Chief Financial Officer or any Vice President of the Company.

          "Subsidiary" means (i) any corporation or other entity the majority of the shares of the non-voting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by the Company, and the majority of the shares of the voting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by the Company, any other Subsidiary, and/or one or more individuals of the Senior Executive Group (or, in the event of death or disability of any of such individuals, his/her respective legal representative(s)), or such individuals' successors in office as an officer of the Company or the Secretary of such Subsidiary, and (ii) any other entity (other than the Company) the accounts of which are consolidated with the accounts of the Company or any Subsidiary.

          "Total Assets" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding intangibles and accounts receivable) after eliminating intercompany accounts and transactions.

          "Total Unencumbered Assets" as of any date means the sum of (i) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and (ii) all other assets of the Company and its Subsidiaries not securing any portion of Secured Debt determined in accordance with GAAP (but excluding accounts receivable and intangibles) after eliminating intercompany accounts and transactions.

          "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined in accordance with GAAP.

          "Unsecured Debt" means Debt of the Company or any Subsidiary that is not Secured Debt, excluding intercompany Debt.

     For so long as any of the Notes are outstanding, the Company will also comply with the following additional covenants:

          Existence. Except as described under "Merger, Consolidation or Sale" below, the Company is required to do or cause to be done all things necessary to preserve and keep in force and effect its and its Subsidiaries existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Notes.

          Maintenance of Properties. The Company is required to cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company shall not be prevented from discontinuing the operation and maintenance of any of its properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders of the Notes.

          Insurance. The Company is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies.

          Payment of Taxes and Other Claims. The Company is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or of any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

          Provision of Financial Information. The Holders of the Notes will be provided with copies of the annual reports and quarterly reports of the Company. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act and for so long as any Notes are outstanding, the Company will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Notes, as their names and addresses appear in the security register for the Notes, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of
(i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select not more than 60 days prior to the redemption date, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

     As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over
     (ii) the aggregate principal amount of the Notes being redeemed or paid. For purposes of the Indenture, all references to any "premium" on the Notes shall be deemed to refer to any Make-Whole Amount.

          "Reinvestment Rate" means .25% (one quarter of one percent) plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

          "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

MERGER, CONSOLIDATION OR SALE

     The Indenture provides that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other Person, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be a Person organized and existing under the laws of the United States or a State thereof and such successor entity shall expressly assume all of the Company's obligations under the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     "Events of Default" under the Indenture include (with grace and cure periods): (i) default in the payment of any installment of interest on any of the Notes; (ii) default in the payment of principal of (or premium, if any, on) any of the Notes; (iii) default in the performance or breach of any other covenant or warranty of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than the Notes), continued for a specified period of days after written notice as provided in the Indenture; (iv) default in the payment of any recourse indebtedness of the Company having an aggregate principal amount exceeding $5,000,000 or any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any such recourse indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled and (v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its property.

     If an Event of Default under the Indenture occurs and is continuing, then the Trustee or the Holders of not less than a majority of the principal amount of the outstanding Notes will have the right to declare the principal amount, and the Make-Whole Amount, if any, of all the Notes to be due and payable immediately by written notice to the Company (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to the Notes or of all then outstanding under the Indenture, as the case may be, has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding Notes by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company shall have paid or deposited with the Trustee a sum sufficient to pay all overdue installments of interest on the outstanding Notes, the principal of (and premium, if any, on) any outstanding Notes which have become due otherwise than by such declaration of acceleration and interest thereon, all other overdue amounts and certain compensation, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof) or premium, if any, with respect to the Notes have been cured or waived as provided in the Indenture. The Indenture also provides that the Holders of not less than a majority in principal amount of the outstanding Notes may waive any past default with respect to the Notes and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on or additional amounts payable in respect of any Notes or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each outstanding Note affected thereby.

     The Trustee will be required to give notice to the Holders of the Notes within 90 days of a default under the Indenture of which the Trustee has knowledge unless such default shall have been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of the Notes of any default with respect to such Notes, except a default in the payment of the principal of (or premium, if any) or interest on any Note if specific responsible officers of the Trustee consider such withholding to be in the interest of such Holders.

     The Indenture provides that no Holders of the Notes may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than a majority in principal amount of the outstanding Notes as well as an offer of indemnity reasonably satisfactory to it. This provision will not, however, prevent any Holder of Notes from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Notes at the respective due dates thereof.

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any Notes then outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity. The Holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee with respect to the Notes. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Notes not joining therein.

     Within 120 days after the close of each fiscal year, the Company is required to deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes issued under the Indenture which are affected by the modification or amendment, provided that no such modification may, without a consent of each Holder of such Notes affected thereby: (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any Note; (2) reduce the principal amount of (or premium, if any) or the rate or amount of interest, if any, or other payment term on any Note; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any Note;
(4) impair the right to institute suit for the enforcement of any such payment on or with respect to any Notes; (5) reduce the above-stated percentage of Holders of Notes necessary to modify or amend the Indenture or (6) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any act of the Holders with respect to consenting to any amendment.

     The Holders of not less than a majority in principal amount of outstanding Notes affected thereby will have the right to waive compliance by the Company with certain covenants in the Indenture.

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of the Holders for certain matters, including: creation of additional classes of Debt Securities; adding to the covenants of the Company for the benefit of the Holders and adding, changing or eliminating any provisions of the Indenture in respect to other series of Debt Securities, provided that such addition, change or elimination shall not adversely affect the rights of holders of previously created securities.

     The Indenture contains provisions for convening the meetings of the Holders of Notes to take permitted action.

BOOK-ENTRY SYSTEM

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests in the Global Notes. Upon issuance, each series of Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of DTC or Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in certificated form under the limited circumstances described below, a Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Notes.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. Management of the Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Company, the Trustee or any agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depository for the Notes and the Company fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Company will issue the Notes in certificated form in exchange for the respective Global Notes. Any Notes issued in certificated form in exchange for the Global Notes will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Notes.

     DTC has advised the Company of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters has severally agreed to purchase from the Company, the respective principal amount of the Notes set forth opposite the name of such Underwriter below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                        PRINCIPAL AMOUNT OF        PRINCIPAL AMOUNT OF
                    UNDERWRITER                              2004 NOTES                 2007 NOTES
                    -----------                         -------------------        -------------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...........................        $                          $
BT Securities Corporation...........................
Smith Barney Inc....................................
                                                            -----------                ------------
             Total..................................        $50,000,000                $100,000,000
                                                            ===========                ============

     The Underwriters have advised the Company that they propose initially to offer each series of Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of % (in the case of the 2004 Notes) and % (in the case of the 2007 Notes) of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a discount not in excess
of      % of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Each series of Notes is a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes as permitted by applicable laws and regulations, but the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with this Offering, i.e., they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each of the Underwriters or their respective affiliates has provided, and may in the future provide, investment banking, financial advisory or commercial banking services for the Company, for which they have received and may receive customary compensation.

                                 LEGAL MATTERS

     The validity of the Notes offered by this Prospectus Supplement will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain matters of Maryland law will be passed upon for the Company by Brown & Wood, LLP, Washington, D.C.

     Certain legal matters relating to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

PROSPECTUS

                             JDN REALTY CORPORATION

                                  $400,000,000
    COMMON STOCK, COMMON STOCK WARRANTS, PREFERRED STOCK AND DEBT SECURITIES

     JDN Realty Corporation (the "Company") operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, and may from time to time offer in one or more series (i) shares of common stock, par value $.01 per share (the "Common Stock"), (ii) warrants to purchase Common Stock (the "Common Stock Warrants"), (iii) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), or (iv) debt securities (the "Debt Securities"), with an aggregate public offering price of up to $400,000,000 (or the equivalent thereof in foreign currencies or currency units) in amounts, at prices and on terms to be determined at the time of any such offering. The Company may offer the Common Stock, Common Stock Warrants, Preferred Stock, and Debt Securities (collectively, the "Securities") from time to time, separately or together, in separate series, in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, the specific number of shares and issuance price per share; (ii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability; (iii) in the case of Preferred Stock, the specific number of shares, designation, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency of denomination and payment, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for any sinking fund payments, terms for conversion into Common Stock, Preferred Stock or Debt Securities of another series, and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a REIT for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered by the Company directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 26, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock is listed on the NYSE and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by the Company with the Commission under the Exchange Act (File No. 1-12844) are incorporated herein by reference:

          (a) Annual Report on Form 10-K for the year ended December 31, 1995;

          (b) Quarterly Report on Form 10-Q for the quarter ended March 31,
     1996;

          (c) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

          (d) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

          (e) Current Report on Form 8-K, dated November 7, 1996;

          (f) Current Report on Form 8-K, dated November 22, 1996;

          (g) Current Report on Form 8-K, dated March 4, 1997;

          (h) Current Report on Form 8-K, dated March 12, 1997;

          (i) Current Report on Form 8-K, dated March 25, 1997;

          (j) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company's fiscal year ended December 31, 1995; and

          (k) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on February 23, 1994, and the information therein incorporated by reference contained in the Company's Registration Statement on Form S-11 (File No. 33-73710).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company, at 3340 Peachtree Road, Suite 1530, Atlanta, Georgia 30326, Attention: Investor Relations, (404) 262-3252.

     Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor, JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.

                                  THE COMPANY

     JDN Realty Corporation (the "Company"), which began operations in 1978, is a real estate development company operating as a REIT and specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of February 28, 1997, the Company owned and operated, either directly or through affiliated entities or joint ventures, 49 shopping center properties containing approximately 6.3 million square feet of gross leasable area, located in ten states, primarily in the Southeast.

     The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company credits much of its success to its strong relationships with national, regional and local tenants, financing sources and other real estate companies, which it has developed during its years of operations. The Company continuously works to improve existing tenant relationships and to develop new tenant relationships.

     The Company's business objective is to increase its funds from operations by (i) development of new shopping centers anchored by strong retail tenants with high credit quality, (ii) redevelopment and expansion of its existing properties, (iii) effective leasing and management of its properties and ground leasing of adjacent outparcels, and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement accompanying this Prospectus, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include the development, redevelopment and acquisition of shopping center properties as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio and the repayment of outstanding indebtedness.

     Pending such uses, net proceeds of any offering of Securities will be invested in short-term, investment grade instruments, interest-bearing bank accounts or certificates of deposit, consistent with the Company's qualification as a REIT, the Company's Charter, as amended (the "Charter") and the Company's agreements with its lenders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the years indicated:

                                    NINE MONTHS
                                       ENDED
                                   SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                   --------------    ------------------------------------
                                   1996     1995     1995    1994    1993    1992    1991
                                   -----    -----    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
  Charges........................   2.28x    1.81x   1.90x   1.64x    *       *       *

---------------

* Prior to completion of the Company's initial public offering of its common stock on March 29, 1994, the Company and its predecessor businesses were privately held and operated in a manner to minimize net taxable income and to fund any operating cash flow deficits through the sale of shopping center properties. As a result, although the Company historically generated positive cash flow, it had net losses for the years ended December 31, 1993, 1992 and 1991. Consequently, the computation of the ratio of earnings to fixed charges for such years indicates that earnings were inadequate to cover fixed charges by approximately $1.2 million, $1.8 million and $6.4 million for the years ended December 31, 1993, 1992 and 1991, respectively.

     For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income tax benefits, net gain (loss) on real estate sales, extraordinary items and cumulative effect of changes in accounting principles. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of deferred debt costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to fixed charges and Preferred Stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue an aggregate of 170,000,000 shares of capital stock, which includes 150,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. On the date hereof, 15,457,886 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code in any taxable year,
(i) not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly (after application of certain complex attribution rules), by five or fewer individuals (as defined in the Code) at any time during the last half of its taxable year, and (ii) its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In order to ensure that requirement (i) above is satisfied, the Board of Directors shall refuse to transfer shares of the Common Stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 8% either in number or value of the outstanding Common Stock and to transfer shares of Preferred Stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 8% either in number or value.

     In connection with the foregoing, if the Board of Directors shall, at any time and in good faith, believe that direct or indirect ownership (as determined under applicable federal tax attribution rules) of at least 8% or more either in number or value of the outstanding capital stock has or may become concentrated in the hands of one beneficial owner (other than the Nichols, their family and certain affiliates), the Board of Directors shall refuse to transfer or issue capital stock to a person whose acquisition of such capital stock would cause a beneficial holder to hold in excess of 8% in value of the outstanding capital stock, subject to certain exceptions specified in the Charter. Further, any transfer of capital stock that would create a beneficial owner of more than 8% of the outstanding capital stock (other than to the Nichols, their family and certain affiliates, and certain exceptions specified in the Charter) shall be deemed void and the intended transferee shall be deemed never to have had an interest therein. As of December 31, 1996, the Nichols, members of their family and certain affiliates beneficially owned in excess of 8% in value of the outstanding Common Stock of the Company and may continue to do so. The Nichols, members of their family and certain affiliates may acquire additional shares of Common Stock but not such that any five individuals (as defined in the Code), taking into account the 8% limit, would beneficially own more than 49.9% of the Company's outstanding Common Stock.

     The Board of Directors is entitled to waive the ownership limit with respect to a particular stockholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the stockholder with respect to preserving the REIT status of the Company.

     If at any time there is a transfer in violation of such restrictions, those shares of outstanding capital stock in excess of 8% either in number or value of the Company's outstanding Common Stock, and those shares of outstanding Preferred Stock in excess of 8% either in number or value of the Company's outstanding Preferred Stock, subject to the foregoing exceptions ("Excess Shares"), shall be deemed to have been transferred to the Company, as trustee for the benefit of such persons to whom the Excess Shares are later transferred. Subject to the Company's right to purchase the Excess Shares, the interest in the trust representing the Excess Shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee for the Excess Shares. Excess Shares shall have no voting rights, and shall not be considered for the purpose of any shareholder vote or determining a quorum, but shall continue to be reflected as issued and outstanding stock. No dividends shall be paid with respect to Excess Shares. The Company shall have the right to purchase Excess Shares for the lesser of the amount paid by the intended transferee for the Excess Shares or the market price. The market price for any capital stock so purchased, shall be equal to the fair market value of such Excess Shares reflected in (i) the closing sales price for the capital stock, if then listed on only one national securities exchange, or (ii) the average closing sales price of such capital stock if then listed on more than one national securities exchange, or (iii) if the capital stock is not then listed on a national securities exchange, the latest bid quotation for the capital stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by the Company. If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such capital stock as determined by the Board of Directors in good faith.

     All persons who own a specified percentage (or more) of the outstanding capital stock of the Company must file a certificate with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between one-half of one percent and five percent, depending on the number of record holders of stock. In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect, and constructive ownership of shares of stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

BUSINESS COMBINATIONS

     Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Shareholder") must be:
(a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the

Interested Shareholder with whom the business combination is to be effected, unless, among other things, the corporation's holders of capital stock receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his shares. In addition, an Interested Shareholder or affiliate thereof may not engage in a business combination with the corporation for a period of five years following the most recent date the person became an Interested Shareholder. These provisions of Maryland law do not apply, however, to business combinations that are approved by the board of directors of a Maryland corporation prior to a person's becoming an Interested Shareholder.

CONTROL SHARE ACQUISITIONS

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of all the corporation's shares entitled to vote on the matter, excluding all interested shares. "Control shares" are shares which, if aggregated with all other shares owned by the person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of the outstanding shares entitled to vote. Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained the required shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has undertaken to reimburse certain expenses of the corporation and has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     Subject to certain conditions and limitations, if the voting rights of the control shares were considered and not approved, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition by the acquirer or as of the date of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, prior to the control share acquisition all other shareholders may exercise appraisal rights, unless the charter or bylaws of the corporation provide otherwise. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to the acquisitions approved or exempted by the charter or bylaws of the corporation prior to a control share acquisition.

     The limitation on ownership of the Company's Stock set forth in the Charter, as well as the provisions of Maryland law described above, could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 150,000,000 shares of Common Stock. On the date hereof, 15,457,886 shares of Common Stock were outstanding, held by approximately 347 record holders.

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of Common Stock Warrants issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter.

     Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of Common Stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share ratably in any of the Company's assets remaining after the satisfaction of all obligations and liabilities of the Company and after required distributions to holders of Preferred Stock, if any. Each share is entitled to one vote on all matters voted upon by the holders of Common Stock. Holders of shares of Common Stock have no cumulative voting rights.

EXCHANGE LISTING

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol JDN.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Company initially reserved 500,000 shares of Common Stock for issuance under its Dividend Reinvestment and Stock Purchase Plan (the "Plan") to provide record owners of the Company's Common Stock with a method of investing dividends and other distributions paid in cash in additional shares of the Company's Common Stock. The Company may issue original issue shares under the Plan or, from time to time, direct First Union National Bank of North Carolina, as the Company's agent under the Plan, to repurchase shares of the Company's Common Stock in the open market for sale under the Plan. To the extent shares of Common Stock purchased under the Plan are purchased from the Company, the Company will receive additional funds to be used for its general corporate purposes. On the date hereof, 498,390 shares of Common Stock are reserved for issuance under this plan.

EMPLOYEE STOCK PURCHASE PLAN

     The Company initially reserved 100,000 shares of Common Stock for issuance under the JDN Corporation 1995 Employee Stock Purchase Plan, which provides an opportunity for eligible employees of JDN Realty Corporation and its subsidiaries to acquire an interest in the Company through acquisitions of shares of the Company's Common Stock at a discount. The proceeds of shares purchased under this plan will be used for the Company's general corporate purposes. On the date hereof, 99,168 shares of Common Stock are reserved for issuance under this plan.

RESTRICTIONS ON OWNERSHIP

     The Common Stock is subject to certain restrictions on ownership described above under "Description of Capital Stock -- Restrictions on Ownership".

TRANSFER AGENT

     The transfer agent and registrar for the Company's Common Stock is First Union National Bank of North Carolina ("First Union").

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities offered pursuant to any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent, if engaged, will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants; (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with such offered Securities; (6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any;
(11) a discussion of certain federal income tax considerations relevant to a holder of such Common Stock Warrants; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants. Additionally, the section captioned "Description of Capital Stock" includes a description of certain restrictions on transfer of the Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of Preferred Stock, par value $.01 per share, none of which were outstanding on the date hereof.

     The following description of the Preferred Stock sets forth certain anticipated general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock (which terms may be different than those stated below) will be described in the Prospectus Supplement to which such series relates. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the applicable Prospectus Supplement and Charter (including the amendment describing the designations, rights, and preferences of each series of Preferred Stock) and Bylaws.

     Subject to limitations prescribed by Maryland law and the Charter, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or the duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (3) the dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (5) the procedures for any auction and remarketing, if any, for such Preferred Stock; (6) the provision for a sinking fund, if any, for such Preferred Stock; (7) the provisions for redemption, if applicable, of such Preferred Stock; (8) any listing of such Preferred Stock on any securities exchange; (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (10) a discussion of certain federal income tax considerations relevant to a holder of such Preferred Stock; (11) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (12) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (13) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT and (14) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity and debt securities which are specifically designated as ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend Preferred Stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Until required dividends are paid, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Preferred Stock of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of the Preferred Stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of Common Stock, or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Any series of Preferred Stock may provide that, so long as any shares of such series of Preferred Stock remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in the Company's capitalization, amendments to the Charter, and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred

Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a series of Preferred Stock may provide for additional rights, remedies, and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable Prospectus Supplement.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote upon a proposed amendment to the Charter, whether or not entitled to vote thereon by the Charter, if the amendment would alter the contract rights, as set forth in the Charter, of their shares of stock.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     The Preferred Stock is subject to certain restrictions on ownership described above under "Description of Capital Stock -- Restrictions on Ownership".

                         DESCRIPTION OF DEBT SECURITIES

     The Company may issue Debt Securities under one or more trust indentures (each an "Indenture") to be executed by the Company and one or more trustees (each a "Trustee") meeting the requirements of a trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indentures will be qualified under the TIA.

     The following description sets forth certain anticipated general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the following description. Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Debt Securities will be direct obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined in the applicable Indenture) of the Company. Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a Trustee.

     Except as set forth in the applicable Indenture and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture. All

Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

          (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which such Debt Securities are convertible;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

          (14) any provisions for collateral security for repayment of such Debt Securities;

          (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

          (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (17) the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture;

          (18) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (19) whether and under what circumstances the Company will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth in the applicable Indenture, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

MERGER, CONSOLIDATION OR SALE

     It is expected that the Indenture will provide that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

COVENANTS

     The Indenture will contain covenants requiring the Company to take certain actions and prohibiting the Company from taking certain actions. The covenants with respect to any series of Debt Securities will be described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will described specific "Events of Default" with respect to any series of Debt Securities issued thereunder. Such "Events of Default" are likely to include (with grace and cure periods): (i) default in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any required sinking fund payment for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable Indenture; (v) default in the payment of specified amounts of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled and (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property.

     If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% of the principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture. Each Indenture also will provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     Each Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of a Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     It is anticipated that modifications and amendments of an Indenture may be made by the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such Debt Securities affected thereby: (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such Debt Security; (2) reduce the principal amount of (or premium, if any) or the interest, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of holders of Debt Securities necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any act of the holders with respect to consenting to any amendment.

     The holders of not less than a majority in principal amount of outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series to take permitted action.

REDEMPTION OF SECURITIES

     The Indenture will provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Debt Securities will be to receive payment of the Redemption Price.

CONVERSION OF SECURITIES

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Securities. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default in Senior Securities exists that permits the Holders of such Senior Securities to accelerate their maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Securities are paid in full and until the Subordinated Securities are paid in full, Holders of Subordinated Securities will be subrogated to the right of Holders of Senior Securities to the extent that distributions otherwise payable to Holders of Subordinated Securities have been applied to the payment of Senior Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities. If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Securities outstanding as of the end of the Company's most recent fiscal quarter.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities through underwriters for public offer and sale by them, and also may sell Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by delayed delivery contracts.

                                    EXPERTS

     The consolidated financial statements of JDN Realty Corporation included in JDN Realty Corporation's Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee.

             ======================================================

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR ANY PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAD BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
            PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..........   S-3
Business and Properties................   S-7
Recent Developments....................  S-14
Use of Proceeds........................  S-15
Capitalization.........................  S-16
Selected Financial Data................  S-17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  S-19
Management.............................  S-25
Description of the Notes...............  S-27
Underwriting...........................  S-36
Legal Matters..........................  S-37
                 PROSPECTUS
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
The Company............................     3
Use of Proceeds........................     3
Ratio of Earnings to Fixed Charges.....     4
Description of Capital Stock...........     4
Description of Common Stock............     6
Description of Common Stock Warrants...     7
Description of Preferred Stock.........     8
Description of Debt Securities.........    12
Plan of Distribution...................    17
Experts................................    18
Legal Matters..........................    18

             ======================================================

             ======================================================
                                  [JDN LOGO]
                             JDN REALTY CORPORATION
                                  $50,000,000
                         % NOTES DUE AUGUST    , 2004

                                  $100,000,000
                            % NOTES DUE AUGUST    , 2007
                          ---------------------------

                             PROSPECTUS SUPPLEMENT

                          ---------------------------

                              MERRILL LYNCH & CO.

                           BT SECURITIES CORPORATION

                               SMITH BARNEY INC.
                                                , 1997
             ======================================================